SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. _)*

Carmike Cinemas, Inc.
(Name of Issuer)

Common Stock, par value $0.03 per share
(Title of Class of Securities)

          143436400
(CUSIP Number)

________________August 1, 2011________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒           Rule 13d-1(b)

☐           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 143436400	Page 2 of 6

1	NAMES OF REPORTING PERSONS Mittleman Brothers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 852,187 shares of Common Stock (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 852,187 shares of Common Stock (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 852,187 shares of Common Stock (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6% (See Item 4)
12	TYPE OF REPORTING PERSON HC

CUSIP NO. 143436400	Page 3 of 6

Item 1(a).	Name of Issuer:

Carmike Cinemas, Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

1301 First Avenue
Columbus, Georgia 31901

Items 2(a),
(b) and (c).             Name of Person Filing, Address of Principal Business Office and Citizenship:

This Schedule 13G is being filed on behalf of Mittleman Brothers, LLC, a New York limited liability company (“Mittleman Brothers”).  The principal business office of Mittleman Brothers is 188 Birch Hill Road, Locust Valley, New York 11560.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.03 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

143436400

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c);

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c);

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act 15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F),

(g)	☒	A parent holding company or control person, in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP NO. 143436400	Page 4 of 6

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________________

Item 4.	Ownership.

(a)	Amount beneficially owned:

852,187 shares of Common Stock.

Mittleman Brothers beneficially owns 852,187 common shares of the issuer in the aggregate.

Mittleman Brothers is a holding company that owns 100% of Mittleman Investment Management LLC, a New York limited liability company and a registered investment advisory firm (“MIM”).  MIM holds 802,187 of the shares of Common Stock acquired.

Additionally, Mittleman Brothers owns 100% of Mittleman Fund Management LLC, a Delaware limited liability company (“MFM”).  MFM is the general partner of Precog Capital Partners L.P., a Delaware limited partnership (“Precog Capital Partners”).  Precog Capital Partners is a private investment partnership that holds 50,000 shares of the Common Stock acquired.

(b)	Percent of class:

Based on 12,965,673 shares of Common Stock outstanding as of April 20, 2011, as indicated in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, Mittleman Brothers holds approximately 6.6% of the issued and outstanding shares of Common Stock.

(c)           Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 852,187 shares of Common Stock

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 852,187 shares of Common Stock

CUSIP NO. 143436400	Page 5 of 6

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

 Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Common Stock which is owned by MIM, in its capacity as investment adviser, are owned of record by clients of MIM. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares of Common Stock. No such client is known to have such right or power with respect to more than five percent of the shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Mittleman Brothers is a holding company.  Its wholly-owned subsidiary, MIM, is a registered investment advisory firm.  MIM owns 802,187 shares of Common Stock.

MFM is also a wholly-owned subsidiary of Mittleman Brothers.  MFM is the general partner of a private investment partnership, Precog Capital Partners, which owns 50,000 shares of Common Stock.

Item 8.	Identification and Classification of Members of the Group.

Not applicable – See Item 7.

Item 9.	Notice of Dissolution of a Group.

Not applicable

Item 10.                 Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 143436400	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 8, 2011

MITTLEMAN BROTHERS, LLC

By:	/s/ Christopher P. Mittleman
Name Christopher P. Mittleman Title: Managing Partner